UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number: 0-19065

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, Maryland 20832

Sandy Spring Bancorp, Inc. Cash And Deferred Profit Sharing Plan

Financial Report
December 31, 2007

Contents

Reports of Independent Registered Public Accounting Firms	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 - 8

Supplementary Information

Schedule of Assets (Held at End of Year)	9

2

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Sandy Spring Bancorp, Inc. Cash and
Deferred Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP
Beard Miller Company LLP
Malvern, Pennsylvania
June 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants
Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan
Olney, Maryland

We have audited the accompanying statement of net assets available for benefits of Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) as of December 31, 2006. This statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP
Baltimore, Maryland
June 26, 2007

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Statements of Net Assets Available For Benefits
December 31, 2007 and 2006

	2007	2006

Assets
Investments
Cash and money market funds	$3,356,083	$3,491,680
Mutual Funds	32,512,869	28,708,380
Common Stocks	7,634,448	9,729,448
Participant Loans	378,430	217,559
	43,881,830	42,147,067

Receivables:
Employer Contributions	35,125	160,960
Participant Contributions	-	320,158
Accrued Interest	42,638	42,692
	77,763	523,810
Total Assets	43,959,593	42,670,877

Liabilities
Accrued Administrative Expenses	176	1,350
Total Liabilities	176	1,350

Net assets available for benefits	$43,959,417	$42,669,527

See notes to Financial Statements

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Statement of Changes In Net Assets Available For Benefits
Year Ended December 31, 2007

Additions (deductions) to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(4,279,978)
Interest and dividends	3,658,232
Total:	(621,746)

Contributions:
Participant	3,040,524
Employer	1,374,027
Rollover	756,998
Total:	5,171,549

Total Additions	4,549,803

Deductions from net assets attributed to:
Benefits paid to participants	3,189,100
Administrative expenses	70,813
Total Deductions	3,259,913

Net Increase	1,289,890

Net assets available for benefits:
Beginning	42,669,527
Ending	$43,959,417

See notes to Financial Statements

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1.    Plan Description And Summary of Significant Accounting Policies

Plan description: The following description of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp and its related companies (the Company) who are eighteen or older, and are credited with three months of eligibility service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan, that its participating employee defers to the Plan. For the 2007 plan year, employer match was made in accordance with the following Safe Harbor formula: 100% of the first 3% of base compensation, and 50% of the next 2% of base compensation. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2007 there was no profit sharing bonus granted.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. Loan fees are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their accounts into various investment options offered by the Plan.

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after December 31, 2005. Vesting in the employer’s matching contribution made prior to January 1, 2006, is based on years of continuous service. A participant vests 20% per year after one year of service, and is 100% vested after five years of credited service.

Participant loans: Participants may borrow up to 50% of their vested account balance. Loan requests may not be less than $1,000, and may not exceed $50,000. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Loan interest rates are based on the prime rate at the time of the loan’s inception. There is also a $150 loan origination fee, which is taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid in a lump sum. If the total value of the participant’s vested account balance is $1,000 or less,

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1.    Plan Description And Summary of Significant Accounting Policies (Continued)

Payment of benefits (continued): the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2007, and December 31, 2006, forfeited nonvested accounts totaled $10,012 and $12,149, respectively. These accounts will be used to reduce future employer contributions. During 2007 forfeitures totaling $14,677 were used to fund employer contributions.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Plan sponsor as provided by the Plan document. The asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Five of the investment vehicle options assess short term redemption fees, which are charged against net appreciation. Those funds are: Royce Micro Cap Fund, UMB Scout Small Cap Fund, DWS Dreman Small Cap Value Fund, and the T.Rowe Price Real Estate Fund.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments in marketable equity securities (common stock) are reported at fair value based on quoted market prices. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. Cash and money market funds are stated at cost, which approximates fair value. Participant loans are valued at their outstanding balances which approximate fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

Risks and Uncertainties: The Plan invests in marketable equity securities (common stock) and mutual funds, and participation loans. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

New Accounting Pronouncements: In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have a material impact on the financial statements, except for requiring expanded disclosures.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2.    Investments

The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2007		2006

At Fair Value as Determined by Quoted Market Prices:
Mutual Funds:
American Funds Amcap	$2,271,599	*	$1,904,787
Dodge & Cox Stock	4,656,331	*	4,584,841	*
Morgan Stanley International Equity Fund	2,470,856	*	2,172,490	*
Neuberger & Berman Genesis Trust	2,918,825	*	2,587,722	*
Oakmark Equity	2,501,816	*	1,059,059
PIMCO Total Return	2,575,698	*	1,952,869
Royce Micro Cap Fund	3,123,440	*	2,897,414	*
T. Rowe Price Real Estate Fund	1,593,635		2,632,146	*
Other Mutual Funds	10,400,669		8,917,052

Common Stock:
Sandy Spring Bancorp, Inc.	7,634,448	*	9,729,448	*

At Estimated Fair Value:
Money Market Funds:
Government Obligations Tax Managed Fund #636	3,303,664	*	3,355,547	*
Other Cash and Money Market Funds	52,419		136,133

Participant Loans	378,430		217,559

Total Investments	$43,881,830		$42,147,067

*Investments represented 5% or more of the Plan’s net assets available for benefits in the respective plan year.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($4,279,978) as follows:

Mutual Funds	($1,567,016)
Common Stock	(2,712,962)
($4,279,978)

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 3.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4.    Tax Status

By letter dated November 19, 2001, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the IRC.

Note 5.    Related Party Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc.. Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest. For 2007, total purchases at market value related to the stock were $1,709,938 and total sales at market value related to the stock were $919,847. Participants are not required to make investments in employer securities. In addition, the Plan issues loans to participants, which are secured by the vested balances in the participants accounts.

Note 6.    Plan Amendment

The following amendment was made during the year ended December 31, 2007.

The Plan was amended to charge terminated participant’s accounts all fees associated with their individual account.

Note 7.    Trustee and Plan Administrator

Trustee: Sandy Spring Bank is the trustee of the Plan’s funds.

Plan Administration: The Company is the plan administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administrating the provisions of the Plan.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Schedule Of Assets (Held At End Of year)
Form 5500, Schedule H, Item 4i
December 31, 2007

Employer Identification Number - 52-1532952
Plan Number - 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value

	American Funds Amcap	Mutual Fund	**	$2,271,599
	Calamos Growth	Mutual Fund	**	1,970,708
	Dodge & Cox Stock	Mutual Fund	**	4,656,331
	DWS Dreman Small Cap Value Fund	Mutual Fund	**	115,248
	Hotchikis & Wiley Mid Cap Val	Mutual Fund	**	703,289
	Longleaf Partners	Mutual Fund	**	1,745,041
	MFS International New Discovery	Mutual Fund	**	1,349,617
	Government Obligations Tax Managed Fund #636	Money Market Fund	**	3,303,664
	Morgan Stanley International Equity Fund	Mutual Fund	**	2,470,856
	Neuberger & Berman Genesis Trust	Mutual Fund	**	2,918,825
	Oakmark Equity	Mutual Fund	**	2,501,816
	PIMCO Total Return	Mutual Fund	**	2,575,698
	Royce Micro Cap Fund	Mutual Fund	**	3,123,440
	T.Rowe Price Real Estate Fund	Mutual Fund	**	1,593,635
	UMB Scout Small Cap Fund	Mutual Fund	**	126,905
	Vanguard 500 Index-Admiral	Mutual Fund	**	2,036,317
	Vanguard Inflation Prot Sec	Mutual Fund	**	1,059,640
	Vanguard Mid Cap Index	Mutual Fund	**	860,308
	Vanguard Short Term Fed	Mutual Fund	**	433,596
*	Sandy Spring Bancorp, Inc.	Common Stock	**	7,634,448
*	Sandy Spring Bancorp, Inc.	Cash Account	**	52,419
*	Participant Loans	Loans, ranging from 4.25%-8.25%, maturities through January 2013	$0	378,430
				$43,881,830

*Represents a party-in-interest to the Plan.
**Cost is not required for participant-directed plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan
___________________________
(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Hunter R. Hollar
Hunter R. Hollar Chief Executive Officer Sandy Spring Bancorp, Inc.

Date: June 23, 2008

EXHIBIT INDEX

Exhibits	Description

23.1	Consent of Beard Miller Company LLP
23.2	Consent of McGladrey & Pullen, LLP